# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: National Storage Affiliates Trust, CIK 0001618563
CUSIP: 637870106
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado (CO), 80111
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0001628280-20-004870
Filed by CIK 0001639326
Persons authorized to receive notices and communications: David G. Cramer, 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado (CO), 80111, (720) 630-2600

## Reporting persons
- Arlen D. Nordhagen (CIK 0001639326): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,113,530; shared voting power 387,596; sole dispositive power 6,113,530; shared dispositive power 387,596; aggregate amount beneficially owned 6,501,126 (8.43% of the class)
  Comment: (1) Consists of (i) 3,552,092 common shares of beneficial interest, $0.01 par value per share ("Common Shares") of National Storage Affiliates Trust (the "Issuer"), of which the Reporting Person beneficially owns (A) 3,383,585 Common Shares directly and (B) 168,507 Common Shares through Nordhagen LLLP, for which the Reporting Person is the general partner; (ii) 2,068,834 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), of which the Reporting Person beneficially owns (A) 1,497,916 Class A OP Units directly and (B) 570,918 Class A OP Units through Nordhagen LLLP, for which the Reporting Person is the general partner; and (iii) 919 Class A OP Units issuable upon the conversion of 919 long-term incentive plan units of the Partnership ("LTIP Units") that are vested or may vest within 60 days of the date hereof ("Vested LTIP Units"). In addition, the Reporting Person is voluntarily including 7,273 unvested time-based LTIP Units, 21,151 unvested performance-based LTIP Units, 463,261 class X common units of limited partnership or limited liability company interest in subsidiaries (each, a "DownREIT Partnership") of the Partnership ("Class X DownREIT Units"). In addition, the Reporting Person has or shares voting and investment power directly or indirectly through his spouse or entities he controls with respect to 32,755 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value ("Series A Preferred Shares").
  
  (2) For purposes of this Schedule 13D, each Class A OP Unit, LTIP Unit and DownREIT Class X Unit held by the Reporting Person is treated as if were converted in one Common Share. The actual conversion or exchange rights of each such unit is summarized in footnote (3) below.
  
  (3) The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Common Shares, or at the Company's option, for Common Shares on a one-for-one basis, subject to certain adjustments. The unvested time-based LTIP units granted to the Reporting Person under the Issuer's 2015 and 2024 Equity Incentive Plans vest in annual installments along a schedule at certain times prior to and including January 1, 2028 and the unvested performance-based LTIP units granted to the Reporting Person under the Issuer's 2015 and 2024 Equity Incentive Plans vest prior to and including January 1, 2028 at the end of successive three-year performance periods upon the achievement of certain performance goals. Vested LTIP units, after achieving parity with Class A OP Units, are eligible to be converted into Class A OP Units on a one-for-one basis upon the satisfaction of conditions set forth in the Partnership's agreement of limited partnership. The Reporting Person has the right to cause each DownREIT Partnership to redeem all or a portion of the Class X DownREIT Units for cash in an amount equal to the market value of an equivalent number of the Partnership's Class A OP Units, or at the Partnership's option, for Class A OP Units on a one-for-one basis, subject to certain adjustments.
  
  (4) Consists of 387,596 Common Shares, comprised of (a) 236,702 Common Shares through his spouse, for which the Reporting Person disclaims beneficial ownership and (b) 5,390 with his spouse as joint tenants, for which the Reporting Person disclaims beneficial ownership and (c) 145,504 Common Shares through the Nord Foundation, a nonprofit tax-exempt organization under section 501(c)(3) of the internal revenue code for which the Reporting Person, as President and a director, shares voting and investment power with the other directors (but has no pecuniary interest).
  
  (5) For purposes of determining the percentage of Common Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Common Shares together with each Class A OP Unit, each LTIP Unit and each Class X DownREIT Unit reported above as if each such unit was exchanged for one Common Share as of March 17, 2026, and the denominator is comprised of all of the Issuer's 77,137,402 Common Shares outstanding as of March 17, 2026 together with each Class A OP Unit, each LTIP Unit and each Class X DownREIT Unit reported above by the Reporting Person as if each such unit was exchanged for one Common Share. The total number of Common Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units, Vested LTIP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Common Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Name of issuer: National Storage Affiliates Trust
Address of issuer's principal executive offices: 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado (CO), 80111
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") relates to the Schedule 13D filed on April 10, 2020 (the "Initial 13D", and as amended by Amendment No. 1, the "Schedule 13D") relates to the common shares of beneficial interest, par value $0.01 per share ("Common Shares") of National Storage Affiliates Trust, a Maryland real estate investment trust (the "Issuer"). The address of the principal executive offices of the Issuer is 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado 80111.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Arlen D. Nordhagen, who is the vice chairperson of the board of trustees of the Issuer. Mr. Nordhagen is the beneficial owner of the amount of Common Shares of the Issuer as set forth in Row 11 of the cover page of this Schedule 13D. Mr. Nordhagen is referred to herein as the "Reporting Person."
Residence or business address: The address of the principal business office of the Reporting Person is 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado 80111.
Present principal occupation or employment: The present principal occupation of the Reporting Person is serving as the vice chairperson of the board of trustees of the Issuer, a fully integrated, self-administered and self-managed real estate investment trust that is focused on the ownership, operation, and acquisition of self storage properties located within the top 100 metropolitan statistical areas throughout the United States. The principal business address of the Issuer is 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado 80111.
Criminal convictions in the last five years: The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented by the following: The information provided in Item 6 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Reporting Person is the beneficial owner of 6,501,126 aggregate Common Shares (including Common Shares issuable upon the exchange of Class A OP Units on a one-for-one basis, including Class A OP Units issuable upon the prior conversion of LTIP Units and Class X DownREIT Units on a one-for-one basis), representing approximately 8.43% of the Issuer's aggregate Common Shares outstanding (based on the denominator described in footnote 4 to the table on pages 1-2 of this Schedule 13D above).

For more information about the exchange of Class A OP Units into Common Shares and the converison of LTIP Units and Class X DownREIT Units into Class A OP Units see footnote 3 to the table on pages 1-2 of this Schedule 13D above.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of 3,552,092 Common Shares, 2,068,834 Class A OP Units, 463,261 Class X DownREIT Units, and 919 LTIP units as further described in footnote 1 to the table on pages 1-2 of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no transactions in the class of securities reported herein have been effected during the past sixty days by the Reporting Person or any person named in Schedule I.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the following:

Merger Agreement

On March 16, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with NSA OP, LP (the "Partnership"), Public Storage, Public Storage OP, L.P., Pelican Merger Sub I, LLC ("Merger Sub I") and Pelican Merger Sub II, LLC ("Merger Sub II"). Upon the terms and subject to the conditions of the Merger Agreement, (i) at the Company Merger Effective Time (as defined below), the Issuer will merge with and into Merger Sub I, with Merger Sub I being the surviving entity (the "Surviving Company" and, such merger, the "Company Merger"), (ii) following the consummation of the Company Merger and prior to the Partnership Merger Effective Time, the Partnership will consummate the Dropdown JV Contribution pursuant to the Dropdown JV Contribution Agreement, (iii) following the consummation of the Dropdown JV Contribution, the Dropdown JV Financing will be consummated as contemplated therein, (iv) following the consummation of the transactions described in (ii) and (iii) above, any redemption of Class A OP Units pursuant to the Special Redemption will be consummated immediately prior to the Partnership Merger Effective Time and (v) Merger Sub II will merge with and into the Partnership, with the Partnership being the surviving limited partnership (the "Partnership Merger" and, together with the Company Merger, the "Mergers"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

Election and Support Agreement

Concurrently with execution of the Merger Agreement, Arlen D. Nordhagen (the "Individual") (and entities affiliated with the Individual), has entered into an Election and Support Agreement with Public Storage (the "Election and Support Agreement"), pursuant to which such Individual and such entities affiliated with the Individual have agreed to vote all common shares and Class A OP Units beneficially owned by them in favor of the Mergers. Additionally, the Individual and such entities affiliated with the Individual have agreed to elect to have at least 50% of the Class A OP Units beneficially owned by the Individual redeemed pursuant to the Special Redemption, and, subject to the consummation of the Mergers, converted into units in the Dropdown JV on a one-to-one basis. The Election and Support Agreement will terminate upon the earlier of (i) the Partnership Merger Effective Time, (ii) the termination of the Merger Agreement, (iii) the entry without the prior written consent of each party to the Election and Support Agreement (other than Public Storage) into any modification to the Merger Agreement that results in a decrease in the Merger Consideration and (iv) delivery of written notice to Parent at any time following the occurrence of an Adverse Recommendation Change made in compliance with the Merger Agreement.

The foregoing description of each agreement referenced above does not purport to be complete and is qualified by reference to the full text of each such agreement, copies of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Agreement and Plan of Merger, dated as of March 16, 2026, by and among National Storage Affiliates Trust, NSA OP, LP, Public Storage, Public Storage OP, L.P., Pelican Merger Sub I, LLC and Pelican Merger Sub II, LLC (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 17, 2026)

Exhibit 2 Election and Support Agreement, dated as of March 16, 2026, by and among Public Storage and the Holders thereto (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Public Storage with the Securities and Exchange Commission on March 17, 2026)

## Signatures
- Arlen D. Nordhagen: /s/ Arlen D. Nordhagen, Arlen D. Nordhagen/Vice Chairperson (03/18/2026)